

August 22, 2012

Via E-mail
Raymond F. Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 N. Pratt Street
Anaheim, CA 92801

Re: **Bridgford Foods Corporation**
Form 10-K for Fiscal Year Ended October 28, 2011
Filed January 17, 2012
File No. 000-2396

Dear Mr. Lancy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief